21004751

SEC Processing Section

AUG 17 2021

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SEC FILE NUMBER
8-44339

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/20** (MM/DD/YY) AND ENDING **06/30/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

FELDMAN, INGARDONA & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Butterfield Road, Suite 170
(No. and Street)

Downers Grove	**Illinois**	**60515**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Feldman **(630) 663-1800**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **William M. Feldman**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Feldman, Ingardona & Co.** as of **June 30, 2021** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chairman and Chief Executive Officer
Title

Subscribed and sworn to before me this

6th day of August, 2021

JACQUELYN S MARIANI
Official Seal
Notary Public – State of Illinois
My Commission Expires Dec 6, 2021

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Feldman, Ingardona & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Feldman, Ingardona & Co. (the "Company") as of June 30, 2021, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feldman, Ingardona & Co. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feldman, Ingardona & Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feldman, Ingardona & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Feldman, Ingardona & Co.'s auditor since 1999.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Feldman, Ingardona & Co.'s financial statements. The supplemental information is the responsibility of Feldman, Ingardona & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
August 6, 2021

FELDMAN, INGARDONA & CO.

Statement of Financial Condition

June 30, 2021

Assets

Cash	$	91,656
Receivable from broker-dealer		419,708
Right-of-use asset		151,731
Other assets		23,957
	$	687,052

Liabilities and Shareholders' Equity

Liabilities:		
Lease liability	$	154,884
Accounts payable and accrued expenses		44,065
		198,949
Shareholders' equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		88,103
		488,103
	$	687,052

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Operations

Year Ended June 30, 2021

Revenues		
Fees for investment advisory services	$	5,622,384
Other		46,712
		5,669,096
Expenses		
Officer and employee compensation and benefits		932,123
Occupancy and equipment costs		174,263
Professional fees		60,300
Commissions, brokerage and clearing charges		49,336
Office supplies		44,350
Insurance		25,987
Regulatory fees		23,406
Travel and entertainment		20,255
Communications		10,121
Other operating expenses		90,401
		1,430,542
Net income	$	4,238,554

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Changes in Shareholders' Equity

Year Ended June 30, 2021

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance at July 1, 2020	$ 1,000	$ 399,000	$ 89,549	$ 489,549
Dividends paid	-	-	(4,240,000)	(4,240,000)
Net income	-	-	4,238,554	4,238,554
Balance at June 30, 2021	$ 1,000	$ 399,000	$ 88,103	$ 488,103

FELDMAN, INGARDONA & CO.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2021

Balance at July 1, 2020	$ -
Borrowings / Repayments	-
Balance at June 30, 2021	$ -

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Cash Flows

Year Ended June 30, 2021

Cash flows from operating activities	
Net income	$ 4,238,554
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivable from broker-dealer	(7,413)
Right-of-use asset	30,844
Other assets	16,756
Increase (decrease) in operating liabilities:	
Lease liability	(28,314)
Accounts payable and accrued expenses	678
Net cash provided by operating activities	4,251,105
Cash flows from financing activities	
Dividends paid	(4,240,000)
Net cash used in financing activities	(4,240,000)
Net increase (decrease) in cash	11,105
Cash at beginning of year	80,551
Cash at end of year	$ 91,656

See accompanying notes.

1. Organization and Business

Feldman, Ingardona & Co. (the "Company"), an Illinois corporation, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily with retail customers that are located throughout the United States.

2. Summary of Significant Accounting Policies

Revenue Recognition
Transactions in securities are recorded on the trade date (See Note 5, Revenue from Contracts with Clients).

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Leases
In February 2016, FASB amended the guidance on accounting for leases. The new guidance required leases to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by the qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance during 2019 and elected to use the effective date as July 1, 2019. New guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information, see Note 6 – Commitments. The Company elected to apply the "package of practical expedients," which permits it not to reassess prior conclusions on existing leases regarding lease indemnification, lease classification and initial direct costs.

At adoption the Company recognized lease liabilities of $31,464, representing the present value of the remaining fixed payments on the office lease in effect at that time based on the incremental borrowing rates as of July 1, 2019. Changes in lease liabilities are based on current interest expense and cash payments. The Company also recognized ROU assets of $31,464 at adoption, which represents the measurement of the lease liabilities, initial direct costs incurred by the Company and lease incentives received. The Company entered into a new office lease in January 2020 for the period March 1, 2020 to February 29, 2024. At that time the Company recognized lease liabilities of $192,957, representing the present value of the fixed payments on the new office lease based on incremental borrowing rates at that time. The Company also recognized ROU assets of $192,957 at that time.

2. Summary of Significant Accounting Policies, Continued

Income Taxes
The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on the Company's taxable income.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended June 30, 2021.

Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses ASU 2016-13. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard was effective for the Company on July 1, 2020. The adoption of this standard did not have a material impact on the Company's financial statements.

3. Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations (see Note 9 regarding guarantees). In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and includes commissions received on securities transactions, money market funds and deposits. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Fair Value Disclosure

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At June 30, 2021, the Company held no Level 1, Level 2 or Level 3 investments.

5. Revenue from Contracts with Clients

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers effective in 2018. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

6. Commitments

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, *Leases.* That guidance was amended to require public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment was effective for the Company's fiscal year beginning after December 15, 2018.

The Company leases office space under a non-cancelable operating lease agreement that expires on February 29, 2024. Rent expense for the year ended June 30, 2021 totaled approximately $81,000.

The approximate minimum annual rental commitments under non-cancelable operating leases as of June 30, 2021 are as follows:

Year Ending June 30,	Amount
2022	$ 57,345
2023	$ 60,613
2024	$ 41,045
Total Lease Payments	$ 159,003
Less Imputed Interest	($ 4,119)
Present Value of Lease Liability	$ 154,884

7. Credit Concentration

At June 30, 2021, a significant credit concentration consisted of approximately $420,000, representing the fair value of the Company's accounts carried by its clearing firm, National Financial Services, LLC. Management does not consider any credit risk associated with this receivable to be significant.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At June 30, 2021, the Company had net capital and net capital requirements of $457,765 and $250,000, respectively.

9. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. (See Note 3 regarding clearing guarantees).

10. Subsequent Events

The Company has evaluated the events and transactions that have occurred through August 6, 2021, the date the financial statements were available to be issued, and noted no items requiring disclosure in the Company's financial statements, other than noted below.

In July 2021, the Company recorded net income of $326,851 and paid dividends to shareholders totaling $220,000.

SUPPLEMENTAL SCHEDULES

FELDMAN, INGARDONA & CO.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

Year Ended June 30, 2021

Computation of net capital		
Total shareholders' equity		$ 488,103
Deductions and/or charges:		
Non-allowable assets:		
Other assets	$ 23,957	(23,957)
Net capital before haircuts on securities positions		464,146
Haircuts on securities:		
Trading and investment securities:		
Money market securities	$ 6,381	(6,381)
Net capital		$ 457,765
Computation of alternate net capital requirement		
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital in excess of net capital requirement		$ 207,765
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		$ 157,765

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of June 30, 2021.

See accompanying notes.

FELDMAN, INGARDONA & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year Ended June 30, 2021

The Company did not handle any customer cash or securities during the year ended June 30, 2021 and does not have any customer accounts.

FELDMAN, INGARDONA & CO.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

Year Ended June 30, 2021

The Company did not handle any customer cash or securities during the year ended June 30, 2021 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Feldman, Ingardona & Co.

We have reviewed management's statements, included in the accompanying Feldman, Ingardona & Co.'s Exemption Report, in which (1) Feldman, Ingardona & Co. (the "Company") claimed and exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ending June 30, 2021 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
August 6, 2021

Feldman, Ingardona & Co.'s Exemption Report

Feldman, Ingardona & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ending June 30, 2021 without exception.

Feldman, Ingardona & Co.

I, William M. Feldman, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:______________________

Chairman & Chief Executive Officer

August 6, 2021
____

Date